

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 8, 2012

Via E-mail
Mr. Curtis Smith
Chief Financial Officer
Keynote Systems, Inc.
777 Mariners Island Blvd
San Mateo, CA 94404

> **Re: Keynote Systems, Inc.**
> **Form 10-K for the Fiscal Year Ended September 30, 2011**
> **Filed December 13, 2011**
> **Form 10-Q for the Quarterly Period Ended December 31, 2011**
> **Filed February 9, 2012**
> **Form 8-K filed March 23, 2011**
> **Form 8-K filed October 21, 2011**
> **File No. 000-27241**

Dear Mr. Smith:

        We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

        Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

        After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended September 30, 2011

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Non-GAAP Financial measures and Other Operational Data, page 48

1.   We note you disclose various non-GAAP financial measures, which you believe is useful information as an additional means for investors to evaluate your operating performance. Please explain further the reasons why management believes this information is useful to investors and tell us your consideration to disclose these reasons pursuant to the guidance

in Item 10(e)(1)(i)(C) of Regulation S-K. In addition, tell us if management uses these non-GAAP measures in managing your business. If so, to the extent material, tell us your consideration to disclose the additional purposes for which management uses these non-GAAP financial measures. We refer you to Item 10(e)(1)(i)(D) of Regulation S-K and Question 102.04 of the Compliance & Disclosure Interpretations for Non-GAAP Financial Measures.

2.   Please explain further the non-GAAP adjustment for "cash taxes paid (net of refunds)" and tell us how it is used in your performance measure of non-GAAP net income.

Item 8. Financial Statements and Supplementary Data

Notes to Consolidated Financial Statements

Note (2). Revenue Recognition, page 68

3.   We note your disclosure that you enter into multiple element arrangements that generally consist of: 1) monitoring systems combined with maintenance, installation and other consulting services, and 2) subscription services combined with engagement services which include LoadPro and WebEffective. Please tell us whether you consider the consulting services and engagement services included in these arrangements to be separate units of accounting and whether you allocate revenue to these units based on relative selling price.

Note (9). Commitments and Contingencies

Legal Proceedings, page 90

4.   We note your discussion of specific litigations to which the company is currently involved. If there is at least a reasonable possibility that a loss exceeding amounts recognized may have been incurred for your outstanding legal proceedings, in your next periodic filing, please either disclose an estimate (or, if true, state that the estimate is immaterial in lieu of providing quantified amounts) of the additional loss or range of loss, or state that such an estimate cannot be made. In addition, tell us your consideration to also provide these disclosures for the other legal proceedings, claims and litigations referred to in Note 9. Please refer to ASC 450-20-50

If you conclude that you cannot estimate the reasonably possible additional loss or range of loss, please supplementally: (1) explain to us the procedures you undertake on a quarterly basis to attempt to develop a range of reasonably possible loss for disclosure and (2) for each material matter, what specific factors are causing the inability to estimate and when you expect those factors to be alleviated. We recognize that there are a number of uncertainties and potential outcomes associated with loss contingencies. Nonetheless, an effort should be made to develop estimates for purposes of disclosure, including determining which of the potential outcomes are reasonably possible and what the reasonably possible range of losses would be for those reasonably possible outcomes.

You may provide your disclosures on an aggregated basis. Please include your proposed disclosures in your response.

5.   We note your disclosure where you state management does not expect that the ultimate costs to resolve these matters will have a material adverse effect on your consolidated financial position, results of operations, or cash flows. Please clarify what you mean by "ultimate costs." For instance, tell us whether you are referring to the legal costs to defend these matters, the settlement costs, if any, paid to resolve such matters, a combination of such costs or something else.

Form 10-Q for the Quarterly Period Ended December 31, 2011

Condensed Consolidated Statements of Operations, page 5

6.   We note from your disclosures on page 27 that system license revenues were approximately 17% of total revenue for the quarter ended December 31, 2011. Tell us how you considered Rule 5-03(b)(1) and (2) of Regulation S-X to separately disclose product and service revenue and their respective costs on the face of your consolidated statements of operations.

Notes to Condensed Consolidated Financial Statements

Note (3). Business Combination

Fair Value of Consideration Transferred, page 8

7.   We note you recorded a $2.0 million liability for contingent consideration related to the DeviceAnywhere acquisition on October 18, 2011, which you subsequently reversed during the quarter ended December 31, 2011 resulting in the recognition of a $2.0 million gain for the change in the fair value of acquisition-related contingent consideration. Please explain further how you determined that the change in the fair value of the contingent consideration from October 18, 2011 to December 31, 2011 represented a change that should be reflected in earnings versus a change in the provisional amounts during the measurement period that would instead be reflected as an adjustment to the amount of goodwill recognized in the transaction. Specifically tell us how you considered the guidance in ASC 805-10-25-13 through 25-19 and ASC 805-10-30-3 in your accounting for the contingent consideration.

Form 8-K filed March 23, 2011

8.   It does not appear that you have filed an amended Form 8-K indicating your decision as to how frequently you will include a shareholder vote on the compensation of executives in your proxy materials pursuant to Item 5.07(d) of Form 8-K. Please advise.

Form 8-K Filed October 21, 2011

9.   You do not appear to have filed Schedule A to the agreement and plan of merger. Schedule A contains the performance metrics for the earnout payment, and this information does not appear to be otherwise disclosed in the agreement or disclosure document. Please explain how you determined that this schedule does not contain information that is material to an investment decision, or include the schedule as an exhibit to an amended Form 8-K. See Item 601(b)(2) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Laura Veator, Staff Accountant, at (202) 551-3716 if you have questions regarding comments on the financial statements and related matters. If you have any other questions, please contact Evan Jacobson, Staff Attorney, at (202) 551-3428 or Mark Shuman, Legal Branch Chief, at (202) 551-3462. If you require further assistance, do not hesitate to contact me at (202) 551-3499.

Sincerely,

/s/ Kathleen Collins

Kathleen Collins
Accounting Branch Chief